NO ACT

10
12-10-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013191

January 6, 2010

Mark A. Roche
Senior Vice President, General Counsel and Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-10

Re: Fortune Brands, Inc.
Incoming letter dated December 10, 2009

Dear Mr. Roche:

This is in response to your letter dated December 10, 2009 concerning the shareholder proposal submitted to Fortune Brands by Nick Rossi. We also have received a letter on the proponent's behalf dated December 24, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fortune Brands, Inc.
Incoming letter dated December 10, 2009

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding.

There appears to be some basis for your view that Fortune Brands may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Fortune Brands to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Fortune Brands omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Fortune Brands relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Nick Rossi's Rule 14a-8 Proposal
Fortune Brands, Inc. (FO)
Written Consent Topic

Ladies and Gentlemen:

This responds to the December 10, 2009 no action request.

The rule 14a-8 proposal asks, "that our board of directors undertake such steps as may be necessary to *permit* the shareholders to act by the written consent of a majority of our shares outstanding." (emphasis added)

The company response is evidence that the company knows what is permitted under Delaware law (by the written consent of a majority) and the rule 14a-8 proposal simply asks that the company *permit* it.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi

Mark A. Roche <mark.roche@fortunebrands.com>

Mark A. Roche
Senior Vice President, General Counsel and Secretary



December 10, 2009

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Fortune Brands, Inc.; Commission File No. 1-9076 Exclusion of Shareholder Proposal Pursuant to Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(3)

Ladies and Gentlemen:

On November 10, 2009, Fortune Brands, Inc., a Delaware corporation ("Fortune Brands," the "Company" or "we"), received a shareholder proposal (the "Proposal") from Nick Rossi (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2010 Annual Meeting (the "2010 Proxy Statement").

We intend to omit the Proposal from the 2010 Proxy Statement and form of proxy (together, the "2010 Proxy Materials") pursuant to (i) Rule 14a-8(i)(2) on the basis that the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) Rule 14a-8(i)(6) on the basis that the Company lacks the power and authority to implement the Proposal, and (iii) Rule 14a-8(i)(3) on the basis that the proposal is impermissibly vague and indefinite and misleading. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, Fortune Brands omits the Proposal from its 2010 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal, which is attached to this letter as Exhibit A, are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing the additional six (6) copies ordinarily required by Rule 14a-8(j). The Company presently intends to file its definitive 2010 Proxy Materials on or about March 9, 2010, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2010 Proxy Statement with the Commission.

As required by Rule 14a-8(j), we are simultaneously forwarding a copy of this letter, with copies of all enclosures, to the Proponent as notice to the Proponent of the Company's intention to omit the Proposal from the 2010 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (847) 484-4490. We hereby agree to promptly forward the Proponent any Staff response to this no-action request that the Staff transmits to us by facsimile.

THE PROPOSAL

The Proposal relates to stockholder action by written consent and states, in relevant part:

> RESOLVED, The shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of our shares outstanding.

BASES FOR EXCLUSION

I. The Proposal may be Omitted Because Implementation of the Proposal Would, if Implemented, Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reason set forth below and in the legal opinion regarding Delaware law from Richards Layton & Finger, P.A., attached to this letter as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the General Corporation Law of the State of Delaware (the "DGCL").

The Proposal requests that the Board of Directors of the Company (the "Board") take necessary steps to permit the stockholders to "act by the written consent of a majority of [the] shares outstanding." As discussed in Part III below, the Proposal is vague and indefinite as to the "act[s]" that may be performed by majority written consent if the Proposal were to be implemented. Absent any limiting language, the Proposal may be read to apply to all matters upon which shareholders may act at a meeting under the Company's Restated Certificate of Incorporation (the "Certificate") and the DGCL.

As noted in the Delaware Law Opinion, Section 228 of the DGCL states that stockholders may act by written consent if such written consent is signed "by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting." Article VI of the Certificate currently provides that any action required or permitted to be taken by the stockholders of the Company may not be effected by any consent in writing by stockholders.

Although stockholders could in many cases authorize corporate action through the consent of a majority of the outstanding shares entitled to vote on the matter, certain provisions of the DGCL require a greater percentage vote than a majority of shares outstanding. For example, Section 266 of the DGCL requires that, in order for a Delaware corporation to convert to a foreign corporation or a non-corporate entity, the conversion must be approved by all of the stockholders. The Proposal would conflict directly with this provision by allowing a lesser percentage of the shares outstanding to take the action by written consent.

The Company also has two classes of stock outstanding, common stock and $2.67 Convertible Preferred Stock (the "$2.67 Preferred Stock"). The DGCL requires that certain actions must be approved by holders of common or preferred stock, voting as a separate class. By allowing "a majority of [the] shares outstanding" to take action by written consent, without differentiating between classes of outstanding stock, the Proposal conflicts with the provisions of the DGCL that require separate class votes.

Finally, under the DGCL there are certain actions that stockholders are expressly prohibited from taking by written consent. For example, Section 203(a)(3) of the DGCL provides that a corporation shall not engaged in a business combination with any interested stockholder for a specified period of time unless, among other things, at or subsequent to the time at which the interested stockholder became such the business combination is approved by the board and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. The Proposal would directly conflict with the provisions of the DGCL that expressly prohibit certain actions from being authorized by written consent.

For these reasons, as described in the Delaware Law Opinion, implementation of the Proposal would violate the DGCL. On numerous occasions, the Staff has permitted the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would conflict with state law. For example, in TRW Inc. (Mar. 6, 2000), a proponent submitted a shareholder proposal requesting the board to "take all necessary steps" to declassify the board. That proposal also included a provision stating that "a return to the current 3-year-staggered-terms can be made only by a majority of shareholder votes cast, on a separate resolution." Where the company argued that the latter provision conflicted with the voting threshold necessary to take such action under Ohio law, the Staff concurred that it was excludable pursuant to Rule 14a-8(i)(2). See also AT&T Inc. (Feb. 19, 2008); The Boeing Company (Feb. 19, 2008) (in each case, permitting the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a shareholder proposal requesting the company's board to amend its bylaws and any other appropriate governing documents to remove restrictions on shareholders' ability to act by written consent where the company argued that such board action would violate the DGCL).

Based on the foregoing, the Company believes that the Proposal may be properly excluded under Rule 14a-8(i)(2).

II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because Fortune Brands Lacks the Power or Authority to Implement the Proposal.

A company can properly omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(6) if the company lacks the power or authority to implement the proposal. As discussed in the Delaware Law Opinion and in Part I above, the Proposal cannot be implemented without violating Delaware law and accordingly, the Company lacks the power and authority to implement the Proposal. The Staff has consistently stated that, if implementing a shareholder proposal would result in a violation of law, the proposal may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. See, e.g., Burlington Resources Inc. (Feb. 7, 2003), Xerox Corp (Feb. 23, 2004). Based on the foregoing, the Company lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

III. Fortune Brands May Exclude the Proposal from the 2010 Proxy Materials Pursuant to Rule 14a-9 because the Proposal is Inherently Vague and Indefinite and Misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept 15, 2004). The Staff has recognized that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991). In addition, the Staff has recognized that a proposal may be omitted where it does not specify the means for its implementation. See Puget Energy Inc. (Mar. 7, 2002) (concurring with the exclusion of a stockholder proposal requiring that the board of directors "implement a policy of improved corporate governance" but providing no means of specific implementation), Duquesne Light Co. (Jan. 6, 1981) (concurring with the exclusion of a stockholder proposal requiring the establishment of a utility stockholders union but providing no means of implementation).

The Proposal is vague and indefinite as to the "act[s]" that may be approved by the written consent of a "majority" of the shares outstanding. The Proposal provides no guidance as to what acts by the stockholders would be governed by the majority written consent provision and, as a result, any attempt by the Board or the stockholders to determine the acts to which the Proposal applies may result in three very different interpretations. Under the first interpretation, which requires the least editing to eliminate ambiguity, the majority written consent provision would apply to all matters upon which the shareholders are entitled to act at a meeting pursuant to the Certificate and the DGCL. As discussed in Part I above, this interpretation would be inconsistent with the Supermajority Voting Provisions and other provisions of the DGCL, and the implementation of the Proposal on this basis would violate state law.

A second reasonable interpretation of the Proposal is that the "steps as may be necessary" to implement the Proposal would include changing provisions in the Certificate that establish a different voting requirement from "a majority of [the] shares outstanding." This interpretation partially reconciles the Proposal with the DGCL, but it is not at all clear that the Proponent is requesting that the Board take action to alter the Company's existing voting requirements. This is particularly true because the supporting statement focuses entirely on the distinction between action by written consent and action at a meeting. A third possible interpretation of the Proposal is that the majority written consent provision would apply to all matters upon which the stockholders may act, except those actions for which provisions under the DGCL require a different threshold. This interpretation would require significant editing to eliminate ambiguity.

As a result of the vagueness of the Proposal and its susceptibility to alternative interpretations, neither the Company's stockholders nor the Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. As a result of the multiple possible interpretations of the Proposal, the stockholders of the Company cannot "know precisely the breadth of the proposal on which they are asked to vote." The New York City Employee's Ret. Sys. v. Brunswick Corp, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); see also Int'l Bus. Machines Corp. (Feb. 2, 2005).

Based on the foregoing, the Company believes the Proposal is impermissibly vague and indefinite and misleading to justify exclusion under Rule 14a-8(i)(3).

IV. Conclusion

Based upon the foregoing, Fortune Brands respectfully requests the Staff to confirm, at its earliest convenience, that it will not recommend any enforcement action if Fortune Brands excludes the Proposal from the 2010 Proxy Materials for its 2010 Annual Meeting in reliance on Rules 14a-(i)(2), 14a-8(i)(6) and 14a-8(i)(3).

Sincerely,



Mark A. Roche
Senior Vice President, General Counsel and Secretary

cc: John Chevedden
Nick Rossi

EXHIBIT A

The Proposal

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Bruce A. Carbonari
Chairman
Fortune Brands, Inc. (FO)
520 Lake Cook Rd
Deerfield IL 60015

Dear Mr. Carbonari,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Nick Rossi

Rule 14a-8 Proposal Proponent since the 1980s

10/5/09

cc: Mark A. Roche <mark.roche@fortunebrands.com>
Corporate Secretary
PH: 847-484-4400
FX: 847-484-4490
Angela M. Pla <angela.pla@fortunebrands.com>
Assistant Secretary

[FO: Rule 14a-8 Proposal, November 10, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, The shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction or obtaining control of the board that could result in a higher stock price. Although it is not anticipated that an acquirer would materialize, that very possibility represents a powerful incentive for improved management of our company.

A 2001 study by Harvard professor Paul Gompers provides support for the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Delaware Law Opinion

Fortune Brands, Inc., 520 Lake Cook Road, Deerfield, IL 60015-5611 Tel: 847-484-4400

RICHARDS
LAYTON &
FINGER

December 9, 2009

Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to Fortune Brands, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent"), that the Proponent intends to present at the Company's 2010 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on February 4, 1999, as amended by the First Certificate of Amendment of Restated Certificate of Incorporation of the Company as filed with the Secretary of State on April 30, 2009 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above,

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, The shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of our shares outstanding.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

Section 228 of the General Corporation Law addresses stockholder action by written consent. That section provides, in relevant part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, *shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted* and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.[1]

Thus, Section 228 of the General Corporation Law provides that, unless restricted by the certificate of incorporation, stockholders may act by written consent, and any action taken

---

[1] 8 *Del. C.* § 228(a) (emphasis added).

thereby will become effective once it is approved by holders of the minimum number of votes that would be required to authorize the action if it were submitted to a vote of stockholders at a meeting at which all shares entitled to vote thereon were present and voted.

The Certificate of Incorporation currently prohibits stockholder action by written consent on any matter.[2] The Proposal would require the Company's Board of Directors (the "Board") to seek an amendment to the Certificate of Incorporation that, if adopted by the stockholders and implemented, would violate Delaware law in that it would purport to enable stockholders to authorize the taking of certain corporate actions by the vote of a simple majority of the outstanding shares rather than the minimum super-majority, unanimous or separate class votes required by the General Corporation Law to authorize those actions.

Although stockholders could in many cases authorize the taking of corporate action through the consent in writing of a majority of the outstanding shares entitled to vote on the matter,[3] there are a number of actions that, under the General Corporation Law, require approval by stockholders representing more than a majority of the outstanding shares entitled to vote on the matter. The General Corporation Law provides, among other things, that the conversion of a corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership (limited or general) must be approved by all outstanding shares of stock of the corporation, whether voting or nonvoting;[4] that a proposal to dissolve the corporation, if not previously approved by the board, must be authorized by the written consent of all of the stockholders entitled to vote thereon;[5] and that any election by an existing stock corporation to be treated as a "close corporation" must be approved by at least two-thirds of the outstanding stock.[6]

Contrary to the request set forth in the Proposal, the Board could not "undertake such steps" as would be necessary "to permit shareholders to act by the written consent of a majority of [the Company's] shares outstanding" with respect to those matters that, under the General Corporation Law, require the vote of stockholders representing greater than a majority in voting power of the outstanding shares. Section 102(b)(4) of the General Corporation Law expressly permits a Delaware corporation to include in its certificate of incorporation provisions

---

[2] *See* Fortune Brands, Inc., Current Report (Form 8-K), Ex. 3.1, at 13 (May 5, 2009). Specifically, Article VI of the Certificate of Incorporation provides: "Any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by stockholders." *Id.*

[3] For example, the adoption of a merger agreement under Section 251 of the General Corporation Law, 8 *Del. C.* § 251(c), and the approval of the sale of all or substantially all of the corporation's assets under Section 271, *id.* § 271(a), require the approval of at least a majority in voting power of the corporation's outstanding capital stock entitled to vote thereon.

[4] *Id.* § 266(b).

[5] *Id.* § 275(c).

[6] *Id.* § 344.

that increase the requisite vote of stockholders otherwise required under the General Corporation Law.[7] Specifically, that subsection provides that "the certificate of incorporation may also contain ... [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock ... than is required by [the General Corporation Law]."[8] Although Section 102(b)(4) permits certificate of incorporation provisions to require a *greater* vote of stockholders than is otherwise required by the General Corporation Law, nothing in that subsection (or any other section of the General Corporation Law) authorizes a corporation to provide for a *lesser* vote of stockholders than is otherwise required by the General Corporation Law. In our view, any such provision specifying a lesser vote than the minimum vote required by the General Corporation Law would be invalid and unenforceable.[9]

The Proposal would also violate Delaware law in that it would purport to enable stockholders to act by written consent of a majority of the stock outstanding generally to amend the Certificate of Incorporation even in those cases where the General Corporation Law expressly requires the separate vote of the holders of a specific class of stock. Under the Certificate of Incorporation, the Company has authorized two classes of capital stock: Common Stock and Preferred Stock.[10] The Company has designated a series of Preferred Stock as its $2.67 Convertible Preferred Stock.[11] The holders of the Company's Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the General Corporation Law. That subsection provides, in relevant part, as follows:

> The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.[12]

The Proposal, if implemented, would purport to enable stockholders to act by written consent of a majority of the outstanding stock generally to approve any action, including an amendment to the Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Preferred Stock or Common Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). To the extent the Proposal purports to

---

[7] *Id.* § 102(b)(4).
[8] *Id.*
[9] *See, e.g.*, *Telvest, Inc. v. Olson*, 1979 WL 1759, at *1 (Del. Ch. Mar. 8, 1979).
[10] *See* Fortune Brands, Inc., Current Report (Form 8-Q), Ex. 3.1, at 2 (May 5, 2009).
[11] *Id.* at 3.
[12] 8 *Del. C.* § 242(b)(2).

eliminate this statutorily-required vote, it would, in our view, violate the General Corporation Law.

Finally, the Proposal would violate Delaware law in that it would purport to enable stockholders to act by written consent where the General Corporation Law would otherwise expressly prohibit the taking of the particular action by written consent. For example, Section 203 of the General Corporation Law provides that a corporation shall not engage in any "business combination" with any "interested stockholders" for a specified period unless, among other things, "[a]t or subsequent to [the time at which the interested stockholder became such] the business combination is approved by the board of directors and authorized at an annual or special meeting, *and not by written consent*, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder."[13] Thus, the Board could not "undertake such steps" as would be necessary "to permit shareholders to act by the written consent of a majority of our shares outstanding" with respect to this matter, which expressly requires the action to be taken at a meeting of stockholders (and prohibits it from being authorized by written consent).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,



CSB/MRW

[13] *Id.* § 203(a)(3).